Mail Stop 3561

September 6, 2007

Ron Johnson
Chief Executive Officer
Mortgage Assistance Center Corporation
1341 W. Mockingbird Lane
Suite 1200 W
Dallas, TX 75247

> **Re: Mortgage Assistance Center Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 17, 2007**
> **File No. 000-21627**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations and Comprehensive Loss, F-7

1. We note your disclosure in Note 14 on F-29 that the Series A preferred stock has a stated annual 10% cumulative dividend. In accordance with SFAS 128, loss available to common stockholders shall be computed by adding both dividends declared in a period on preferred stock (whether or not paid) and the dividends accumulated for the

period on cumulative preferred stock (whether or not earned) to net loss. Please include the preferred dividend as an adjustment in the calculation of net loss available to common shareholders as required by SFAS 128 and EITF 03-6, or tell us why this guidance is not applicable.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

General

2. Please revise your summary of significant accounting policies to provide a detailed discussion of revenue recognition related to servicing fees and commissions, rental income and other income. Please cite the specific authoritative literature you used to support your accounting treatment. Also, tell us how you considered SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, as it relates to your obligations for servicing contracts.

Note 6 – Portfolio Assets, page F-21

3. We note from your disclosure on F-14 that you have adopted SOP 03-3 for all of the loans in your portfolio. Please ensure these disclosures include information regarding the change in this account (e.g. a roll-forward showing the balance in the account prior year balance + current year impairment charges - collections on prior year impairment charges = current year balance) for each of the years presented in your financial statements. Please revise to provide the disclosures required by paragraphs 14-16 of SOP 03-3.

4. Please revise your footnotes to include all the disclosures required by paragraph (13) of SOP 01-6. Please ensure to provide detailed disclosure surrounding your policy regarding the loans that have been classified as "held for sale" and those that have been "held for investment."

Note 16 – Common Stock Warrants, page F-33

5. We note that, on November 30, 2006, you entered into the Series A Preferred Stock and Common Stock Warrant Purchase Agreement in which you issued convertible redeemable Series A preferred stock, warrants to purchase 4,556,694 shares of your common stock which you valued at $1.00 per warrant share, and "back-end" warrants that enable the holder to acquire 2,700,262 shares of your common stock, depending on whether certain financial benchmarks are achieved by December 31, 2007. It appears from your disclosure that no value was assigned to the attached warrants. Please cite the specific authoritative literature you used to support your accounting

treatment. In your response, provide a narrative discussion addressing the applicability of APB 14, EITF 00-19, and EITF 00-27.

Note 18 – Commitments, F-36

6. We noted from your disclosure under Item 2 – Properties on page 8 that you currently lease corporate office space in Dallas, Texas. Please provide the disclosures required by paragraph (16)(b-d) of SFAS No. 13. In addition, please revise your disclosures to provide additional information regarding the old office space (i.e. whether the lease will be terminated or subleased).

Form 10-QSB for the Quarter Ended June 30, 2007

Notes to Consolidated Financial Statements

Note 4 – Principles of Consolidation and Basis of Presentation, F-10

7. It appears from your disclosure the company sold it 50% interest in Dutch Fork Capital which was being consolidated by the company. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41 – 44) of SFAS No. 144.

Note 9 – Lease Obligations, F-12

8. We noted that the company entered into a new lease agreement in April 2007 that included scheduled rent increases over the term of the lease. Pursuant to SFAS 13, it would appear rent related to this lease should be recognized on a straight-line basis over the lease term. Please clarify your accounting treatment and revise if necessary.

Item 3. Controls and Procedures

9. We note that your disclosures do not comply with Item 307 and 308 of Regulation S-B in the following respects:
   - Your conclusion should clearly state that your disclosure controls and procedures are either *effective* or *ineffective.*
   - We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that

       reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.

- We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B in the following respect. The disclosure should state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please revise your disclosures to address the matters noted above.

10. We note that you have identified weaknesses in the company's control process. Please revise your disclosure to state when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Also, disclose the specific steps that you have taken, if any, to remediate the material weaknesses.

Item 6. Exhibits

11. In accordance with Item 601 of Regulation S-B, please file an accountant awareness letter on reviewed financial information from your independent accountant as exhibit 15 to your Form 10-QSB.

Exchange Act Filings

12. Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies